82-4925

NABI Bus Industries Rt.
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
Cg: 01-10-043464

Newsrelease

May 4, 2006

NABI Rt's Board of Directors Elected its Chairman

NABI Bus Industries Rt. announces that its Board of Directors elected Attila Czöndör as Chairman. András Rácz and Russell Richardson resigned. Currently, the three members of the Board of Directors are:

- Attila Czöndör (Chairman)
- György Mátyásfalvi (Member)
- László Szamosi (Member)

Exbus Nyrt. elected András Rácz and Bence Vidomusz as members of the Supervisory Board on its AGM held on April 27, 2006. Gabriella Kicska resigned earlier, Lajos Kenyeres's membership ended with the termination of his employment after the AGM. Rita Zsarnovszkyné Szalay has not accepted the position. Currently, the three members of the Supervisory Board are:

- Zsolt Ősi (Chairman)
- András Rácz (Member)
- Bence Vidomusz (Member)

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For further information, contact
Rita Szalay
Phone: +361-401-7100 or e-mail szalayr@nabi.hu

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